Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges for the nine months ended January 23, 2009 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 25, 2008, April 27, 2007, April 28, 2006, April 29, 2005, and April 30, 2004 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

	Nine
	months
	ended	Year ended	Year ended	Year ended	Year ended	Year ended
	January 23,	April 25,	April 27,	April 28,	April 29,	April 30,
	2009	2008	2007	2006	2005	2004
Earnings:
Net earnings	$2,041	$2,231	$2,802	$2,547	$1,804	$1,959
Income taxes	505	654	713	614	740	838
Minority interest (loss)/income	2	—	—	—	(1)	3
Capitalized interest (1)	(4)	(10)	(3)	(3)	(1)	—

	$2,544	$2,875	$3,512	$3,158	$2,542	$2,800

Fixed Charges:
Interest expense (2)	$164	$255	$229	$116	$55	$56
Capitalized interest (1)	4	10	3	3	1	—
Amortization of debt issuance costs (3)	9	12	14	4	1	—
Rent interest factor (4)	51	41	34	26	24	21

	$228	$318	$280	$149	$81	$77

Earnings before income taxes and fixed charges	$2,772	$3,193	$3,792	$3,307	$2,623	$2,877

Ratio of earnings to fixed charges	12	10	14	22	32	37

(1)	Capitalized interest relates to construction projects in process.

(2)	Interest expense consists of interest on indebtedness.

(3)	Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 8 to the condensed consolidated financial statements in our annual report on Form 10-K for fiscal year ended April 25, 2008 for further information regarding the debt securities.

(4)	Approximately one-third of rental expense is deemed representative of the interest factor.